Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

( in thousands )	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$195,554	$189,663	$348,361	$319,759
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	17,651	9,519	31,940	18,894

Earnings as defined	$213,205	$199,182	$380,301	$338,653

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$15,537	$7,559	$27,690	$14,931
Interest capitalized	28		28
Portion of rental expense representative of the interest factor	2,114	1,960	4,250	3,963
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$17,699	$9,539	$32,008	$18,934

RATIO OF EARNINGS TO FIXED CHARGES	12.05	20.88	11.88	17.89